[redacted]

04002253

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wayland Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Pine Needle Road
(No. and Street)

Wayland (City) Massachusetts (State) 01778 (Zip Code)

SEC MAIL RECEIVED FEB 23 2004 WASH. D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Rosenbaum (508)653-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan Shuman & Freedberg, LLC
(Name – *if individual, state last, first, middle name*)

Three Tech Circle, P.O. Box 3030 (Address) Natick (City) Massachusetts (State) 01760 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Rosenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wayland Partners, Ltd., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Ekaterina N. Taradai

Notary Public

Ekaterina N. Taradai
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 17, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAYLAND PARTNERS LTD.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

SULLIVAN SHUMAN & FREEDBERG LLC
Certified Public Accountants
Three Tech Circle Natick, MA 01760

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDER
WAYLAND PARTNERS LTD.
WAYLAND, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Wayland Partners Ltd. as of December 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wayland Partners Ltd. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sullivan Shuman + Freedberg LLC

January 20, 2004

WAYLAND PARTNERS LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	42,795
SECURITIES OWNED - Not readily marketable, at estimated market value		81,300
EQUIPMENT, at cost less accumulated depreciation of $13,290		3,941
	$	128,036

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	3,611
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		14,060
Retained earnings		110,365
TOTAL STOCKHOLDER'S EQUITY		124,425
	$	128,036

The accompanying notes are an integral part of the financial statements.

WAYLAND PARTNERS LTD.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

REVENUES:		
Commissions and fee income	$	302
Investment income		496
		798
INVESTMENT LOSS		3,000
OPERATING EXPENSES		15,098
NET LOSS	$	(17,300)

The accompanying notes are an integral part of the financial statements.

WAYLAND PARTNERS LTD.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2002	$ 13,943	$ 127,665	$ 141,608
Capital Contribution	117	-	117
NET LOSS	-	(17,300)	(17,300)
BALANCE, December 31, 2003	$ 14,060	$ 110,365	$ 124,425

The accompanying notes are an integral part of the financial statements.

WAYLAND PARTNERS LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

operating activities:	
Net Loss	$ (17,300)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,450
Unrealized loss on not readily marketable securities	3,000
Changes in operating assets and liabilities -	
Accrued expenses	173
NET CASH USED IN OPERATING ACTIVITIES	(12,677)
FINANCING activities -	
Proceeds from capital contributions	117
NET DECREASE IN CASH	(12,560)
CASH, beginning of year	55,355
CASH, end of year	$ 42,795

The accompanying notes are an integral part of the financial statements.

A. Line of Buisness:

The Company (a Massachusetts corporation) provides consulting services to businesses in need of assistance with raising capital. The Company is a registered securities broker-dealer. The Company does not hold funds or securities for the accounts of its customers and thus claims an exemption from the requirements of Securities and Exchange Commission Rule 15(c)3-3.

B. Summary of Significant Accounting Policies:

Securities Owned:

Securities consist of common stock, preferred stock, and warrants of nonpublic corporations held by the Company, all of which are not readily marketable. These securities are carried at cost, which approximates estimated fair value as determined by management.

Equipment:

Equipment is stated at cost and consists primarily of office and computer equipment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are three to seven years.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Taxes on Income:

The Company has elected to be treated as an S-Corporation for both federal and state tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, no taxes on income have been provided.

D. Subordinated Liabilities:

The Company did not have any subordinated liabilities at any time during the year.

E. Net Capital Requirement under Rule 15(c)3-1:

The Company's net capital as calculated under the Uniform Net Capital Rule (Rule 15(c)3-1) is as follows:

Stockholder's equity as of December 31, 2003	$	124,425
Less:		
Equipment		3,941
Haircuts:		
Securities not readily marketable		81,300
Net capital as of December 31, 2003	$	39,184
Minimum required	$	5,000

The difference in net capital as computed above and as reported in the Company's unaudited Part II of form X-17-A-5 is $1, due to rounding.

F. Supplemental Cash Flow Information:

During 2003 $456 was expended on taxes.

SULLIVAN SHUMAN & FREEDBERG LLC
Certified Public Accountants
Three Tech Circle Natick, MA 01760

THE BOARD OF DIRECTORS AND STOCKHOLDER
WAYLAND PARTNERS LTD.
WAYLAND, MASSACHUSETTS

In planning and performing our audit of the financial statements of Wayland Partners Ltd. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive positions of Rule 15(c)3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessary disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or

fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sullivan Shuman + Freedberg LLC

January 20, 2004